FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
               For the period of June 07, 2005 to July 29, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 07 June 2005 announcing Vernalis Appoints Head of US
2.  News Release dated 10 June 2005 announcing Holding(s) in Company
3.  News Release dated 27 June 2005 announcing MRM Interim Phase 3 Data
4.  News Release dated 30 June 2005 announcing Holding(s) in Company
5.  News Release dated 06 July 2005 announcing Acquisition of Ionix
6.  News release dated 26 July 2005 announcing Ionix Acquisition Completed
7.  News Release dated 27 July 2005 announcing Holding(s) in Company

No.1


7 June 2005

Vernalis Appoints Sylvia McBrinn to Head U.S. Commercial Operations

Vernalis plc (LSE: VER, NASDAQ: VNLS) is pleased to announce the appointment of Sylvia McBrinn as Senior Vice President to head the commercial activities of the Company in the United States. Her appointment to this newly created position follows Vernalis' announcement in February 2005 regarding its intention to establish a U.S. commercial infrastructure through the exercise of its option with Endo Pharmaceuticals Inc. to co-promote Vernalis' migraine drug frovatriptan, marketed as Frova(R) in the U.S. by Endo.

Vernalis licensed  exclusive North American sales and marketing rights for Frova
(R) to Endo in July 2004. Under the terms of the agreement Endo will provide funding for and assist in the establishment of the Vernalis sales team of up to 25 specialty neurology sales representatives for up to 5 years, beginning 1st January 2006.

Ms. McBrinn brings more than 25 years of pharmaceutical sales and marketing experience to Vernalis, most recently serving as Executive Vice President, Branded Pharmaceuticals, at Andrx. Prior to that, Ms. McBrinn was employed by Pharmacia as Global Vice President of Marketing for Bextra(R), where she was instrumental in leading one of the most successful launches in the U.S. She also was recognised for her leadership in growing market share for Mirapex(R)/ Mirapexin(R) whilst serving as Global Vice President, Marketing, for neurology products.

Simon Sturge, CEO of Vernalis, said, "We are delighted to have attracted such an experienced professional to lead our U.S. operation. Sylvia brings a wealth of expertise to this role which will enable us to accelerate the development of Vernalis' U.S. operation and sales team."

Sylvia McBrinn commented, "I am very pleased to join Vernalis' management team during this growth phase and expansion in the U.S. This is an exciting time for the Company and I am looking forward to leading the effort to build a U.S. presence. We are building a sales team around Frova(R) and will be actively seeking other complementary products for our new sales team to promote."

                                  - ends -


Enquiries:

Vernalis plc                                             +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications


Brunswick Group                                          +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek
Laure Korenian-Chabert

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

No.2
                               SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2.Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


5. Number of shares / amount of stock acquired

N/A

6.Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Disclosed

8. Percentage of issued class

Not Disclosed

9. Class of security

Ordinary 5p shares

10. Date of transaction

8th June 2005

11. Date company informed

9th June 2005

12. Total holding following this notification

Not Disclosed

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information


15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

10th June 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

No. 3

27 June 2005

           Vernalis Reports Frovatriptan Interim Phase III Safety Data
                Frovatriptan well tolerated when used as six-day
      dosing regimen for up to six menstrual periods as preventive therapy for Menstrually Related Migraine

Vernalis plc (LSE: VER, NASDAQ: VNLS) today announced six-month interim safety data for frovatriptan, in development for the prevention of menstrually related migraine (MRM) and marketed as Frova(R) in the U.S. by Vernalis' partner, Endo Pharmaceuticals Inc. The data were presented at the 47th Annual Scientific Meeting of the American Headache Society which took place in Philadelphia June 23-26, 2005.

The interim data seem to indicate that frovatriptan is well-tolerated when used as a six-day dosing regimen for up to six menstrual periods as preventive therapy for MRM. No serious adverse events attributed to frovatriptan were reported. The trial is now nearing completion, with currently more than 300 patients having received 12 months of treatment. This exceeds the study objective of treating 100 patients for 12 menstrual cycles.

Migraine expert Dr Anne MacGregor commented, "This is a promising set of results in this population with MRM. Many women are disabled by menstrual attacks of migraine, which are often more severe and less responsive to existing treatments than attacks at other times of the cycle. Hence there is a real need for well-tolerated, effective and specific prophylactic treatments for this condition."

"Frovatriptan's distinctively long half-life of 26 hours is a key element in our interest in determining whether it is an appropriate agent for migraine prophylaxis," said Simon Sturge, CEO of Vernalis. "The interim safety data from this study support our goal of seeking approval for frovatriptan for the prevention of MRM."

                                    - ends -

Notes to Editors

This safety trial is one of three required trials to complete the data package for a supplemental New Drug Approval (sNDA) application to market frovatriptan as a short-term prophylaxis for MRM in the U.S. The first, a 500-patient efficacy study, was completed in April 2003 and was reported in the journal Neurology in July 2004. The remaining two trials, the safety study and the second efficacy study, are ongoing, with regulatory submission expected in the first-half of 2006.

- MRM Phase III Efficacy Study

In October 2002, positive trial data were first presented from a study of more than 500 menstrual migraine sufferers in the U.S., suggesting that short-term prophylaxis with frovatriptan was effective in preventing migraine headaches triggered by menstruation. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their menstrual cycles for both once and twice daily dose regimens of frovatriptan compared to placebo (p < 0.0001). These data were published in full by a leading journal, Neurology (2004, 63: 261-269).

- MRM Phase III Safety Study

The 12 month, safety study, now fully enrolled, investigated the higher dose regimen that showed positive signs of efficacy in the initial efficacy study that was published in Neurology in July 2004. In this safety study, female patients take frovatriptan tablets for six days each month (2 x 2.5 mg twice daily on day 1, and 2.5 mg twice daily for five days) covering their menstrual cycles. The pre-specified safety review was planned to occur once 300 patients had completed treatment for six menstrual cycles. The analysis was conducted on data from 442 patients, of whom 313 had complete data from at least six menstrual cycles. Any patient who had taken at least one dose of frovatriptan was included in the safety analysis. The mean age of patients was 37.5 years and the average duration of MRMs was 11 years. The average number of MRMs experienced by patients in the previous year was 11.3. A majority of the patients (83%) had experienced their migraines on the day of menstruation or up to two days beforehand, as previously reported.

The trial is now nearing completion, with currently more than 300 patients having received 12 months of treatment. This exceeds the study objective of treating 100 patients for 12 menstrual cycles.

- Second MRM Phase III Efficacy Study

A second, placebo-controlled, parallel group efficacy study began recruitment in October 2004 and is investigating the same dose regimen that was efficacious in the initial study, published in Neurology in July 2004. Female patients take frovatriptan tablets for six days each month covering their menstrual cycle. Around 600 patients whose menstrually related migraines are difficult to treat using acute therapies are being enrolled and treated for three consecutive months.

About Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation. The most common adverse events (4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established. Frova(R) is licensed for this indication in the US. For other countries, check local prescribing information. Not necessarily licensed for this indication outside the US. Not for release in the UK.

About MRM

Menstrually Related Migraines (also known as MRM) can have a serious and debilitating impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and come back more often. Patients with MRM may suffer from migraines at any time, although their migraine is frequently linked to their menstrual cycle. Over 50 percent of migraines in women are associated with menstruation. Pain from these monthly migraines can disrupt a woman's ability to function for up to three days at a time.

About Vernalis

Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enquiries:

Vernalis plc +44 (0) 118 977 3133

Simon Sturge, Chief Executive
John Hutchison, Development Director
Julia Wilson, Head of Corporate Communications

Brunswick Group +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

No.4



                                 SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2.Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series (UK ICVC)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

300,000

6. Percentage of issued class

0.15 per cent

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

27th June 2005

11.Date company informed

Notification received on 29th June 2005

12. Total holding following this notification

33,867,580 shares

13. Total percentage holding of issued class following this notification

17.02 per cent (based on issued share capital of 198,950,492 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes has increased to 56,538,895 (28.42%)

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

30th June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

No.5
6 July 2005



Vernalis to acquire the privately held UK biotech company Ionix Pharmaceuticals

          - Adds promising development stage pain programme IX-1003 -



Vernalis plc (LSE: VER, NASDAQ: VNLS) announced today that it has entered into an agreement to acquire the privately held UK company Ionix Pharmaceuticals Limited in a share-based transaction valuing Ionix at approximately GBP12.5 million. Completion of the transaction, which is not subject to approval by Vernalis' shareholders, is expected before the end of July.

Ionix's principal asset is IX-1003, a proprietary intranasal formulation of buprenorphine for acute post-operative pain. Buprenorphine is a well known opiate analgesic and the intranasal formulation is being developed to provide rapid pain relief whilst potentially reducing some side effects associated with opiates. The IX-1003 programme, which has completed phase I testing and is expected to commence phase II testing in 2H 2005, is partnered with Reckitt Benckiser Healthcare who will pay the development costs for this clinical study.

Ionix retained an option to co-promote IX-1003 in the US and will receive milestones and royalties through the development and commercialisation of the product. Should Vernalis exercise the Ionix option to co-promote IX-1003 at the end of the phase II trial, it will contribute to a proportion of the costs for future development and commercialisation in return for a share of profits.

Reckitt Benckiser also partner with Ionix on two pre-clinical programmes, IX-1004 for the treatment of chronic pain and IX-1005 for the treatment of opiate addiction. All three product candidates are based upon proprietary intranasal formulation technology for the delivery of buprenorphine, which is manufactured and marketed globally by Reckitt Benckiser and its licensees in other dosage forms.

Ionix also has proprietary technology and intellectual property in the field of ion channel drug discovery, which Vernalis will continue to investigate.

Commenting on the transaction, Simon Sturge, CEO of Vernalis, said, "Ionix is a good strategic fit and adds a clinical programme that has the potential to provide a convenient alternative to other opiate analgesics currently on the market. It gives Vernalis an additional programme with co-promotion rights for our emerging sales and marketing infrastructure in the US. We look forward to co-promoting these products as we continue on our path to become a sustainable, self-funding, R&D-driven biotechnology company."


Transaction details

In consideration for Vernalis acquiring the entire issued share capital of Ionix, Vernalis will issue to Ionix's shareholders 19,685,040 ordinary shares, representing approximately 9% of the enlarged issued share capital of Vernalis and valuing Ionix at GBP12.5 million. Of the 19,685,040 million shares, 17,847,769 million (90%) will be issued on completion of the transaction with the remaining shares being issued in July 2006, subject to reduction for any warranty or indemnity claims.

A cash payment of GBP5 million will be paid to existing Ionix shareholders on the receipt of the first marketing authorisation for IX-1003, subject to reduction for any warranty or indemnity claims.

As a result of the transaction, Funds advised by Apax Partners, Ionix's lead investor, will initially receive 15,245,564 of new Vernalis ordinary shares which will bring their holding in Vernalis to 27,389,243 ordinary shares, representing 12.6% of the enlarged issued share capital of Vernalis.

Ionix will be restructured prior to completion of the acquisition. Its existing premises on the Cambridge Science Park will be returned to the Landlord on completion of this transaction and Ionix staff will be made redundant, with the exception of six employees who will be retained by Vernalis to progress the newly acquired R&D programmes. Ionix will be acquired by Vernalis with no cash or liabilities, including any liabilities in respect of the property and redundancy programme. The unaudited gross assets of Ionix at 31 December 2004 were GBP7.0 million and the unaudited loss for the 12 months to 31 December 2004 was GBP7.7 million. The net assets of Ionix to be acquired by Vernalis following the restructuring are estimated to be GBP0.9 million.

The enlarged Vernalis will have a robust financial position, a marketed migraine treatment, frovatriptan, and a pipeline of product candidates comprising six clinical-stage products including a phase III programme for frovatriptan in menstrually related migraine patients; a phase II programme with V10153, and four phase I programmes. Vernalis expects progress during 2005 to include the initiation of three phase II studies, V10153 in acute ischaemic stroke, IX-1003 in acute post-operative pain and V2006 in Parkinson's disease, as well as regulatory submission of frovatriptan for menstrually related migraine in the first half of 2006.


                                    - ends -



Enquiries:


Vernalis plc                                         +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                      +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek





Notes for Editors:



About Vernalis

Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com



About Ionix

Ionix Pharmaceuticals, based in Cambridge UK, is a specialist in the discovery and development of new analgesic medicines for the treatment of acute and chronic pain. Combining novel drug delivery systems, proprietary drug targets and state-of-the-art chemistry, the company is developing medicines that are designed to alleviate pain associated with trauma, operative procedures, and debilitating diseases such as arthritis, diabetes and multiple sclerosis. Ionix Pharmaceuticals is a privately held company and was founded in 2001. For further information about Ionix, please visit www.ionixpharma.com




Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

No. 6

26 July 2005

  Vernalis completes the acquisition of the privately held UK biotech company
                             Ionix Pharmaceuticals

Vernalis plc (LSE: VER, NASDAQ: VNLS) announces that it has completed the acquisition of the privately held UK company Ionix Pharmaceuticals Limited.

In consideration for Vernalis acquiring the entire issued share capital of Ionix, Vernalis has today issued to Ionix's shareholders 17,847,769 new Vernalis ordinary shares, bringing the enlarged issued share capital of Vernalis to 216,798,261 ordinary shares. These new Vernalis ordinary shares are expected to be admitted to trading and listing at 8.00am today. A further 1,837,271 new ordinary shares will be issued to Ionix shareholders in July 2006, subject to reduction for any warranty or indemnity claims.

As a result of the transaction, funds advised by Apax Partners have today received 15,245,564 new Vernalis ordinary shares bringing their aggregate holding in Vernalis to 27,389,243 ordinary shares, representing approximately
12.6 per cent of the enlarged issued share capital of Vernalis.

                                    - ends -


Enquiries:

Vernalis plc                                       +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                    +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Notes for Editors:

About Vernalis
Vernalis is a UK-based biotechnology company with a marketed migraine product, frovatriptan, and a development pipeline focused on central nervous system disorders and oncology. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven biotechnology company. For further information about Vernalis, please visit www.vernalis.com

About Ionix
Ionix Pharmaceuticals, based in Cambridge UK, is a specialist in the discovery and development of new analgesic medicines for the treatment of acute and chronic pain. Combining novel drug delivery systems, proprietary drug targets and state-of-the-art chemistry, the company is developing medicines that are designed to alleviate pain associated with trauma, operative procedures, and debilitating diseases such as arthritis, diabetes and multiple sclerosis. Ionix Pharmaceuticals is a privately held company and was founded in 2001. For further information about Ionix, please visit www.ionixpharma.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

No. 7
                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
                   FOLLOWING INCREASE IN ISSUED SHARE CAPITAL

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series (UK ICVC)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

26th July 2005

11. Date company informed

Notification received on 27th July 2005

12. Total holding following this notification

33,916,851 shares

13. Total percentage holding of issued class following this notification

15.64 per cent (based on issued share capital of 216,798,261 Ordinary 5p shares)

14. Any additional information

Notification given following increase in issued share capital. Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes is 56,588,166 (26.10%)

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

27th July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: August 1, 2005                               Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer